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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                 ---------------


                          McWhorter Technologies, Inc.
                       (Name of Subject Company (Issuer))

                                  Tartan, Inc.
                          a wholly owned subsidiary of
                            Eastman Chemical Company
                       (Name of Filing Persons (Offerors))

                     Common Stock, par value $0.01 per share
          (Including the Associated Rights to Purchase Preferred Stock)
                         (Title of Class of Securities)

                                    582803102
                      (CUSIP Number of Class of Securities)

                                 Theresa K. Lee
                             100 North Eastman Road
                           Kingsport, Tennessee 37662
                            Telephone: (423) 229-2000

           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                 ---------------

                                 with a copy to:

                             Michael P. Rogan, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 371-7000

                            Calculation of Filing Fee


================================================================================
          Transaction valuation*          Amount of filing fee*
               $196,028,495                   $39,206
================================================================================

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 9,950,685 shares of common stock of McWhorter Technologies, Inc. at $19.70 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $39,206             Filing Party:     Tartan, Inc. and
                                                                Eastman Chemical
                                                                Company
Form or Registration No.: Schedule TO         Date Filed:       May 12, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on May 12, 2000, as amended by Amendment No. 1 filed on May 24, 2000 (as amended, the "Schedule TO"), by Eastman Chemical Company, a Delaware corporation ("Parent"), and Tartan, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), of McWhorter Technologies, Inc., a Delaware corporation (the "Company"), at $19.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     Clauses (2) and (3) of the first paragraph of "Section 14. Conditions to the Offer" are hereby amended in their entirety as follows: "(2) the Minimum Condition has not been satisfied at the Expiration Date, or (3) at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur or shall be determined by the Purchaser to have occurred."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Tartan, Inc.


                                      By:  /s/ Allan R. Rothwell
                                           -----------------------------------
                                      Name:   Allan R. Rothwell
                                      Title:  President


                                      Eastman Chemical Company


                                      By:  /s/ Allan R. Rothwell
                                           -----------------------------------
                                      Name:   Allan R. Rothwell
                                      Title:  President Chemicals Business Group

Dated: June 2, 2000